Mail Stop 3561

      July 27, 2005


Tan Ho Chen
Chunghwa Telecom Co., Ltd.
21-3 Hsinyi Road, Section1, Taipei
Taiwan, Republic of China

      Re:	Chunghwa Telecom Co., Ltd.
		Registration Statement on Form F-3
      Filed July 6, 2005
		File No. 333-126417

Dear Mr. Chen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. Please file on EDGAR the correspondence, dated July 13, 2005, submitted by Simpson Thacher.
2. We note the reference to "the property issue of Taiwan Telecom Association" contained on page 2 of the July 7, 2005 complaint letter from the Chunghwa Telecom Workers` Union provided to us by your legal counsel. Tell us in your response letter why this issue has not been discussed in the registration statement.
3. We note that the July 7, 2005 letter from the Chunghwa Telecom Workers` Union mentions embezzlement of funds by the former chairman of Chunghwa Investment Ltd. Co. We further note a Taiwan News article, dated March 25, 2005, that discusses the former chairman`s embezzlement of NT $100 million. In your response letter, please describe the consideration given to disclosing in the registration statement the embezzlement and its impact on the company. In this regard, we note your Form 6-K, dated April 14, 2005, indicates that the embezzlement created "no material impact." In your response letter, provide us with an analysis supporting this conclusion.

Implications of Our Privatization, page 2
4. Please quantify the estimated amount of the company`s severance obligations. We note that you have already funded substantially all of the company`s share of these obligations.

Risk Factors, page 7

We face opposition to our privatization, and this offering may be subject to legal or other challenges, page 7
5. Certain press articles indicate that a petition to stop the privatization has been filed with the Grand Justices. Please update the disclosure accordingly.
6. Please describe the possible material adverse effects arising from the complaint filed with the Taipei District Public Prosecutor`s Office. Your revised disclosure should describe the effects with greater specificity and clarity.
7. Explain the phrase "open tender" as it is used in the first paragraph of this risk factor.
8. Please refer to the third and fourth full paragraphs of this risk factor. Describe in greater detail the possible "material adverse effects" arising from the various challenges to the offerings and privatization described here. For example, explain how successful challenges to the validity of the offerings will affect the validity of the offered securities and describe any resulting negative consequences. Your revised disclosure should give readers a better sense of the magnitude of the risks resulting from the challenges to the offerings and privatization.
Our business and operations will be subject to extensive regulations applicable to state-owned enterprises in the Republic of China..., page 8
9. Please refer to the last sentence of this risk factor. Explain more clearly why there is no assurance that the company will be privatized upon the completion of the offerings. Describe the reasons why, even if the offerings are completed, the company may not be privatized.
If we fail to maintain a good relationship with our labor union..., page 8
10. If known, please indicate whether the company currently expects that its future collective agreement with the labor union will result in "higher costs." Indicate, if known, the extent to which these costs will be higher than the current levels. For example, we note the company`s plans to distribute earnings to employees, as described on page 63. When describing the effects of the higher costs, avoid the generic phrase "material adverse effect" and use clearer language instead.

We may not enjoy the benefits of privatization..., page 8
11. Please refer to the last sentence of this risk factor. Please describe in greater detail the consequences if the company fails to retain its status as a privatized company as a result of open market purchases by the government.

Our actual pension obligations..., page 9
12. Please describe in greater detail how the challenges to the offerings and the privatization could result in a significant increase in your actual pension obligations.
We depend on select personnel and could be affected by the loss of their services, page 13
13. Please discuss how the company`s efforts to privatize and the resulting labor union problems could affect the risks described here.
For example, discuss whether the labor union problems could increase the risk of the company losing "skilled technical and other personnel" and describe the effect of such risk.

The Ministry of Transportation and Communications may transfer its shareholding in our company..., page 13
14. The current risk factor discussion is overly vague. Please revise to explain in detail the negative effects that the described transfer would have on the company and its investors.

Resolutions Passed by the Legislative Yuan, page 85
15. Please revise to state that Chang & Chang has provided the company with an opinion regarding the effects that the Legislative Yuan`s resolutions may have on the offerings and their interpretations of the resolutions described on pages 85-86. Please provide us with a copy of the opinion as an appendix to your response letter.
16. Please discuss the company`s plans if the challenges to the offerings are successful. Indicate whether the company will continue with its privatization and offerings if, for example, the Grand Justices rule in favor of the union`s petition. Discuss the impact that a cessation of the privatization will have on the company and investors. Describe the remedies available to purchasers of the ADSs if the offerings are invalidated.

Enforceability of Civil Liabilities, page 98
17. Describe in the risk factors section any material risk to investors related to the enforcement of civil liabilities, as disclosed in this section, if the current offerings are challenged or invalidated. This risk factor disclosure should include discussion of any need to obtain foreign exchange approval for any amounts recovered as a result of the judgments.

Signatures, page S-1
18. Please have the company`s controller or principal accounting officer sign the registration statement.

Exhibit 5.1
19. Please refer to paragraph 3 of the first page of the opinion. Revise to state that the "Taxation - Republic of China Taxation" section constitutes the opinion of Baker & MacKenzie, not merely that it "accurately reflects" the material tax consequences.
20. Please refer to the last paragraph of the opinion. Please delete the term "solely" and phrase "...or relied upon by any person or entity other than the person to whom it is addressed." It is inappropriate to include any language that implies investors are not entitled to rely on the opinion or limits the persons who may rely on the opinion.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Ted Yu at (202) 551-3372 or me at (202) 551-
3810
with any other questions.

      					Sincerely,



Larry Spirgel
Assistant Director



cc:	Chris Lin
	Simpson Thacher & Bartlett LLP (via fax)

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Tan Ho Chen
Chunghwa Telecom Co., Ltd.
July 27, 2005
Page 1